Exhibit 99.3

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 24, 2006

To the holders of Delhaize Group

American Depositary Shares:

This letter is being furnished to the holders of Delhaize Group American Depositary Shares (ADSs) as evidenced by American Depositary Receipts, each representing one ordinary share, to provide information on the items put on the agenda of the ordinary general meeting of shareholders to be held on Wednesday, May 24, 2006, at 3:00 p.m., local time, at the Corporate Support Office of the company, Square Marie Curie 40, 1070 Anderlecht, Brussels, Belgium.

Delhaize Group’s depositary, The Bank of New York, has fixed the close of business on April 11, 2006 as the record date for the determination of holders of Delhaize Group ADSs entitled to vote at the meeting and, accordingly, only holders of Delhaize Group ADSs who are otherwise entitled to vote and who are holders of record at the close of business on that date will be entitled to notice of, and to vote at, the meeting.

At the ordinary general meeting to be held on May 24, 2006, Delhaize Group’s shareholders will consider and vote on the items of the agenda as further detailed in this information statement.

Belgian law does not require a quorum for the ordinary general meeting. Decisions are taken by simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group shares represented at the meeting.

You can validly express the vote attached to your ADSs at the May 24 meeting by following the procedures specified in a separate notice by Delhaize Group’s depositary, The Bank of New York, which accompanies this letter. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at (704) 633-8250 ext.2529, or Anna Kepley at (704) 633-8250 ext.3398. If you have questions regarding voting procedures, please contact The Bank of New York toll free within the United States at 1-877-853-2191 or at 1-212- 815-3700 for international calls.

Pierre-Olivier Beckers
President and Chief Executive Officer

Delhaize Group SA/NV

Ordinary General Meeting of Shareholders

May 24, 2006

Agenda

1.	Presentation of the Management Report of the Board of Directors for the Financial Year Ended December 31, 2005		3

2.	Presentation of the Report of the Statutory Auditor for the Financial Year Ended December 31, 2005		3

3.	Presentation of the Consolidated Annual Accounts as of December 31, 2005		3

4.	Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2005, including the Appropriation of Available Profits, and Approve the Distribution of a Gross Dividend of EUR 1.20 per Ordinary Share		4

5.	Proposal to Discharge Liability of Directors for the Financial Year Ended December 31, 2005		4

6.	Proposal to Revise Compensation of Directors		5

7.	Proposal to Discharge Liability of Statutory Auditor for the Financial Year Ended December 31, 2005		5

8.	Renewal of Terms and Appointment of Directors		5

	8.1	Proposal to renew the term of Baron Georges Jacobs for a period of three years	6

	8.2	Proposal to renew the term of Pierre-Olivier Beckers for a period of three years	6

	8.3	Proposal to renew the term of Didier Smits for a period of three years	6

	8.4	Proposal to appoint Claire H. Babrowski for a period of three years	6

9.	Proposals to Designate each of the Persons listed below as Independent Directors under Belgian Company Code		7

	9.1	Baron Georges Jacobs	8

	9.2	Didier Smits	8

	9.3	Claire H. Babrowski	8

10.	Proposal to Approve a Stock Option Plan under which Executive Managers could be Entitled to Acquire Delhaize Group’s Ordinary Shares		8

11.	Proposal to Approve Accelerated Vesting of Stock Options Upon a Change of Control over Delhaize Group SA.		8

Item (1)

Presentation of the Management Report of the Board of Directors

for the Financial Year Ended December 31, 2005

Annually the Board of Directors prepares, according to Belgian law, a management report on Delhaize Group SA (also called the “Company” herein). No later than one month before the date of the ordinary general meeting, the Board of Directors provides the management report on the consolidated annual accounts and the management report on the non-consolidated annual accounts to Delhaize Group’s statutory auditor, Deloitte, Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the consolidated annual report, the chapters Business Review, Financial Review, Notes to the Financial Statements and Corporate Governance contain the information required by the Belgian Company Code to be included in the management report on the consolidated annual accounts and constitute in the aggregate such management report.

The management reports of the Board of Directors will be presented to the shareholders at the ordinary general meeting.

No vote is required on the management reports.

Item (2)

Presentation of the Report of the Statutory Auditor

for the Financial Year Ended December 31, 2005

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of Delhaize Group for the attention of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated annual accounts and consolidated annual accounts of Delhaize Group for the financial year ended December 31, 2005 and (ii) stated that the management reports of the Board of Directors include the information required by law and certifies that the non-consolidated annual accounts and the consolidated annual accounts give a true and fair view on the situation of the Company. The report of the statutory auditor on the consolidated accounts is reproduced in the consolidated annual report (page 84). The consolidated annual report and the report of the statutory auditor on the non-consolidated annual accounts were sent together with the notice to the registered shareholders and are also available on the website of the company (www.delhaizegroup.com) or upon request.

The reports of the statutory auditor will be presented to the shareholders at the ordinary general meeting.

No vote is required on the reports of the statutory auditor.

Item (3)

Presentation of the Consolidated Annual Accounts

as of December 31, 2005

The consolidated annual accounts and the results of Delhaize Group as of December 31, 2005 will be presented and discussed at the ordinary general meeting.

No vote is required on the consolidated annual accounts as of December 31, 2005.

Item (4)

Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2005,

including the Appropriation of Available Profit, and

Approve the Distribution of a Gross Dividend of EUR 1.20 (one euro twenty cents) per Ordinary Share

The following appropriation of the available profit of the Company will be proposed for shareholder approval at the ordinary general meeting:

Appropriation of Profit	(in thousands of EUR)
Available profit from the financial year ended December 31,2005	80,752
Profit carried forward from previous years	49,110
Total available profit	129,862
Profit to carry forward	(15,909)
Transfer to legal reserve	(52)
Gross dividend of EUR 1.20 per ordinary share	(113,901)

As indicated in the table above, at the ordinary general meeting, the Board of Directors will propose the payment of a gross dividend of EUR 1.20 per share. The aggregate amount of the gross dividend related to all the ordinary shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, which was March 14, 2006, will therefore amount to EUR 113.9 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, coupon no. 44 attached, between the date of adoption of the annual accounts by the Board of Directors, which was March 14, 2006, and the date of their proposed approval by the ordinary general meeting of May 24, 2006.

The Board of Directors will communicate at the ordinary general meeting of May 24, 2006 the aggregate number of shares entitled to the 2005 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The non-consolidated annual accounts of 2005 will be modified accordingly. The maximum number of shares which could be issued between March 14, 2006, and May 24, 2006, assuming that all vested warrants were to be exercised, is 1,978,837. This would result in an increase in the total amount to be distributed as dividend of EUR 2.4 million to a total of EUR 116.3 million and a corresponding decrease of the profit carried forward of EUR 2.4 million.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge Liability of the Directors for

the Financial Year Ended December 31, 2005

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board of Directors contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary general meeting, which is not the case.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Revise Compensation of Directors

In accordance with the Company’s articles of association, the Board of Directors proposes that the Company provides, starting with financial year 2006, (i) to the directors (other than the Chairman of the Board) as compensation for their positions as directors, an amount of up to EUR 80,000 per year per director, increased with an amount of up to EUR 5,000 per year for each member of any standing committee of the Board, and increased with an amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board of Directors, and (ii) to the Chairman of the Board, an amount up to EUR 160,000 per year (inclusive of any amount due as member or Chairman of any standing committee).

The specific amount to be distributed to each director shall be decided by the Board of Directors, within the limits set forth above by the shareholders.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Proposal to Discharge Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2005

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary general meeting, which is not the case.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (8)

Renewal of Terms and Appointment of Directors

Under Belgian law, directors are elected by majority vote at the ordinary general meeting for a term of up to six years. As of January 1, 1999, the Company set the length of director terms at a maximum of three years. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The persons named below are nominated to serve on the Board of Directors for the terms proposed. Each nominee for director has indicated that he/she is willing and able to serve as a director if elected. Based on the advice of the Remuneration and Nomination Committee, the Board of Directors unanimously recommends that each shareholder vote FOR the election of each of the nominees named below as a director of the Company for the terms proposed.

8.1	Proposal to renew the term of Baron Georges Jacobs as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

Baron Georges Jacobs (1940). Georges Jacobs has been a member of the Board of Directors since May 2003 and Chairman of the Board of Directors of Delhaize Group since January 1, 2005. Baron Jacobs is also the Chairman of Delhaize Group’s Remuneration and Nomination Committee. Until the end of 2004, he was Chairman of the Executive Committee of biopharmaceutical company UCB Group. Mr. Jacobs is Chairman of the Board of Directors of UCB Group and also serves on the Board of Directors of Belgacom, Bekaert and SN Brussels Airlines. He was President of UNICE (Union of Industrial and Employers’ Confederations of Europe). He is a member of the Management Committee and Honorary Chairman of the Federation of Enterprises in Belgium. Mr. Jacobs is a Doctor at Laws (Universite Catholique de Louvain, Belgium), holds a Master’s degree in Economic Sciences (Universite Catholique de Louvain, Belgium) and a Master’s degree in Economics (University of California, Berkeley, U.S.).

8.2	Proposal to renew the term of Mr. Pierre-Olivier Beckers as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

Pierre-Olivier Beckers (1960). Pierre-Olivier Beckers has been President and Chief Executive Officer of Delhaize Group since January 1, 1999. Mr. Beckers holds a Master’s degree in Applied Economics at I.A.G., Louvain-La-Neuve, Belgium and a Master in Business Administration from Harvard Business School. Mr. Beckers joined Delhaize Group in 1983 and broadened his retail experience as a store manager, buyer, director of purchasing, member of the Executive Committee, Vice President of the Executive Committee in charge of international activities. Mr. Beckers has been a member of the Board of Directors since May 1995. In 2000, Mr. Beckers was named Manager of the Year by the Belgian business magazine Trends/Tendances. He is Vice-Chairman of the Food Marketing Institute and a Director on the Board of CIES - The Food Business Forum of which he served as Chairman between 2002 and 2004. In December 2004, he was elected to a four-year term as President of the Belgian Olympic and Interfederal Committee. Mr. Beckers is not to be considered as independent and is the sole executive director currently serving on the Board.

8.3	Proposal to renew the term of Mr. Didier Smits as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

Didier Smits (1962). Didier Smits holds a Master’s degree in Economic and Financial Sciences at ICHEC in Brussels, Belgium. Since 1996, he has been a Director of Delhaize Group. Mr. Smits is also a member of its Audit Committee. From 1986 to 1991, Mr. Smits was a manager at Advanced Technics Company. In 1991, Mr. Smits became Managing Director of Papeteries Aubry.

8.4	Proposal to appoint Ms. Claire H. Babrowski as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

Claire H. Babrowski (1957). Ms. Babrowski has been President, Chief Operating Officer and acting Chief Executive Officer of RadioShack since February 2006. She served as Executive Vice President and Chief Operating Officer of RadioShack from June 2005 to February 2006. Prior to joining RadioShack, she worked 30 years at McDonald’s Corporation, where her last position was Senior Executive Vice President and Chief Restaurant Operations Officer. Ms. Babrowski holds a Master in Business Administration from the University of North Carolina. In 1998, she received the Emerging Leader Award from the U.S. Women’s Service Forum. She is a member of the “Committee of 200”, a professional U.S. organization of preeminent women entrepreneurs and corporate leaders.

Item (9)

Independence of Directors

The recent corporate governance reforms in Belgium and the United States introduced new regulations relating to the independence of directors.

All directors with the exception of Chief Executive Officer Pierre-Olivier Beckers have been determined by the shareholders to be independent under the criteria of the Belgian Company Code. Such determination was made, as applicable, either upon their election or reelection as director, or at the ordinary general meeting held in 2004 under applicable transition rules.

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are foreign private issuers (such as Delhaize Group) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board of Directors has determined in 2005 that all the then directors, with the exception of the Chief Executive Officer Pierre-Olivier Beckers and Mr. Hugh Farrington had no material relationship with the Company, other than as directors of the Company, and were otherwise independent under the rules of the NYSE. The Board determined that, while Mr. Hugh Farrington immediately qualifies as independent under the Belgian Company Code, due to a former executive position held in the group he would only be eligible to qualify as independent director under the NYSE rules and the Belgian Code on Corporate Governance as from May 2006.

In March 2006, the Board of Directors considered all criteria applicable to the assessment of independence of directors under applicable Belgian Company Code, the Belgian Code on Corporate Governance and NYSE rules and determined that, in the absence of any intervening facts or circumstances, Mr. Hugh Farrington will be independent under the Corporate Governance Code and the NYSE rules as of May 2006. The Board of Directors determined also that except for the Chief Executive Officer, all the other directors of the Company and the nominees named under 9.1 to 9.3 below meet those independence criteria being understood that the Board believes that a director may be deemed independent even though he/she has served on the Board as a non-executive director for more that three terms. A summary of the guidelines used by the Board of Directors to determine director independence can be found in the appendix 1 to the Terms of Reference of the Board of Directors on page 20 of our Corporate Governance Charter, available on the Delhaize Group’s website at www.delhaizegroup.com.

The Board made its determination based on the rules applicable in Belgium and the U.S. based on information provided by all directors regarding their relationships with Delhaize Group.

The Board will propose at the ordinary general meeting of May 24, 2006 that the shareholders acknowledge that all directors proposed for appointment or renewal, except Mr. Pierre-Olivier Beckers, are independent within the meaning of the Belgian Company Code.

The proposed resolution only relates to the acknowledgment that the directors whose mandate will be renewed (except Mr. Pierre-Olivier Beckers) as well as the newly appointed director are meeting the independence criteria under the Belgian Company Code.

For directors to be independent within the meaning of the Belgian Company Code, the following conditions must be met:

•	A director cannot have a relationship with any company that is likely to impair his/her independence at any time.

•	Neither a director nor one of his/her immediate family members can at any time hold shares and/or ADRs representing, whether such shares and/or ADRs are held by such director alone or together with any of his/her immediate family members:

•	more than 10% of the capital of the Company, directly and/or indirectly through one or several companies controlled by such director; or

•	even less than 10% of the capital of the Company, if such director or any of his/her immediate family members is bound by any agreement or arrangement restricting either the transfer of such shares or ADRs or the exercise of any right pertaining to such shares or ADRs.

•	A director cannot qualify as an independent director of the Company if, during a period of two years preceding his/her appointment as an independent director, such person has held a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies. This requirement does not apply to the renewal of the mandate of independent directors of the Company.

•	A director cannot qualify as an independent director if any of the immediate family members of such director hold at any time a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies.

The Board of Directors unanimously recommends that the shareholders acknowledge that the directors whose mandate will be renewed, except for Mr. Pierre-Olivier Beckers, as well as the newly appointed director, are meeting the independence criteria under the Belgian Company Code and vote FOR the following proposals:

9.1	Proposal to acknowledge that Baron Georges Jacobs satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Baron Georges Jacobs’s biographical information is provided above.

9.2	Proposal to acknowledge that Mr. Didier Smits satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Didier Smits’s biographical information is provided above.

9.3	Proposal to acknowledge that Ms. Claire H. Babrowski satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and appoint her as independent director.

Claire H. Babrowski’s biographical information is provided above.

Item (10)

Proposal to Approve a Stock Option Plan

under which Executive Managers are Entitled to Acquire

Delhaize Group’s Ordinary Shares

The Belgian Code on Corporate Governance recommends obtaining shareholders’ approval on the issue of stock option plans under which executive managers will be granted options to acquire existing shares of the Company. The Board of Directors proposes to approve a stock option plan that Delhaize Group SA intends to launch in the course of 2006, to the extent that the plan could entitle Executive Managers of Delhaize group to acquire existing ordinary shares of Delhaize Group SA.

The draft stock option plan is available on Delhaize Group’s website at www.delhaizegroup.com.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (11)

Proposal to Approve Accelerated Vesting of Stock Options Upon a Change of Control

Consistent with past practices, the Board of Directors intends to issue stock options for management associates of non-U.S. operating companies of the Delhaize group, granting to the beneficiaries the right to acquire existing shares of the Company under the terms and conditions of the stock option plan referred to in agenda item 10 above. One of the provisions of the plan will provide that in the event of a change of control over the Company the beneficiaries will have the right to exercise their options for acquiring shares of the Company regardless of the vesting period of the options.

In order to be enforceable, Article 556 of the Belgian Company Code requires that this provision be approved by the shareholders. The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Annex to Exhibit 99.3

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Agenda of the ordinary general meeting to be held at the Corporate Support Office of the company on May 24, 2006 at 3:00 p.m. (C.E.T.)

1.	Presentation of management report of the Board of Directors on the financial year ended December 31, 2005.

2.	Presentation of report of the statutory auditor on the financial year ended December 31, 2005.

3.	Communication of the consolidated annual accounts as of December 31, 2005.

4.	Approval of the non-consolidated annual accounts as of December 31, 2005.

Proposed resolution: approve the non-consolidated annual accounts as of December 31, 2005, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.20 per share.

5.	Discharge of liability of the directors.

Proposed resolution: approve the discharge of liability of persons who served as directors of Delhaize Group SA during the financial year ended December 31, 2005.

6.	Compensation of the directors.

Proposed resolution: provide, as from the year 2006, (i) to the directors in compensation for their positions as directors, an amount of up to EUR 80,000 per year per director, increased with an amount of up to EUR 5,000 per year for services as member of any standing committee of the Board, and increased with an amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board, and (ii) to the Chairman of the Board, an amount up to EUR 160,000 per year (inclusive of any amount due as member or Chairman of any standing committee). The amount to be distributed to each director shall be decided by the Board of Directors, within the limits set forth in the preceding sentence.

7.	Discharge of liability of the statutory auditor.

Proposed resolution: approve the discharge of liability of the statutory auditor for the financial year ended December 31, 2005.

8.	Renewal and appointment of directors.

8.1	Proposed resolution: renew the mandate of Baron Georges Jacobs as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

8.2	Proposed resolution: renew the mandate of Mr. Pierre-Olivier Beckers as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

8.3	Proposed resolution: renew the mandate of Mr. Didier Smits as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

8.4	Proposed resolution: appoint Ms. Claire H. Babrowski as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

9.	Independence of directors under the Belgian Company Code.

9.1	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Baron Georges Jacobs, whose mandate has been renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

9.2	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Mr. Didier Smits, whose mandate has been renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

9.3	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Ms. Claire H. Babrowski, who has been appointed as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and appoint her as independent director pursuant to the criteria of the Belgian Company Code.

10.	Stock option plan under which executive managers are entitled to acquire Delhaize Group’s ordinary shares.

Proposed resolution: approve a stock option plan that Delhaize Group SA intends to launch in the course of 2006, to the extent that the stock option plan could entitle executive managers of Delhaize group to acquire existing ordinary shares of Delhaize Group SA.

11.	Accelerated vesting of stock options upon a change of control over the company.

Proposed resolution: pursuant to Article 556 of the Belgian Company Code, approve any provision granting to the beneficiaries of stock options on shares of the company the right to acquire shares of the company regardless of the vesting period of the stock options in the event of a change of control over the company, as provided in the stock option plan that the company intends to launch in the course of 2006 and in any agreement entered into between the company and beneficiaries in respect of the above-mentioned stock option plan.